January 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian McAllister
Raj Rajan
Sandra Wall
John Hodgin
Cheryl Brown
Timothy Levenberg

RE:	Infinity Natural Resources, Inc.
Registration Statement on Form S-1, as amended (the “Registration Statement”)
File No. 333-282502
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc., Raymond James & Associates, Inc. and RBC Capital Markets, LLC, as representatives of the several underwriters, hereby join Infinity Natural Resources, Inc., the issuer of the securities being registered (the “Registrant”), in requesting that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on January 30, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Sincerely,

Citigroup Global Markets Inc.

By:	/s/ James Jackson
Name: James Jackson
Title: Managing Director

Raymond James & Associates, Inc.

By:	/s/ Andrea J. Lanham
Name: Andrea J. Lanham
Title: VP, GEIB Syndicate

RBC Capital Markets, LLC

By:	/s/ Young Kim
Name: Young Kim
Title: Managing Director

Acting on behalf of themselves and as the representatives

of the several underwriters

Signature Page to Underwriters’ Acceleration Request